82-3691

03 AUG 19 AM 7:21


CESP
Companhia
Energética de
São Paulo


03029370

FINANCIAL STATEMENTS

AS OF JUNE 30, 2003 SUPPL

TOGETHER WITH REPORT

OF INDEPENDENT PUBLIC ACCOUNTANTS

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

dlw 8/19

(A free translation of the original in Portuguese)

CESP - Companhia Energética de São Paulo

Report of Independent Accountants on the Limited Review of the Quarterly Information (ITR)

June 30, 2003

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review

August 5, 2003

To the Board of Directors and Shareholders
CESP - Companhia Energética de São Paulo

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Companhia Energética de São Paulo (CESP) for the quarters and six-month period ended March 31 and June 30, 2003. This quarterly information is the responsibility of Company management.

2 Our review was performed in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries and discussions with the officials responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information, and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modification which should be made to the aforementioned Quarterly Information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

August 5, 2003
CESP - Companhia Energética de São Paulo

4 At June 30, 2003, the Company's total indebtedness to financial institutions amounted to R$ 10,139,150 thousand (March 31, 2003 - R$ 11,530,140 thousand), of which R$ 3,132,871 thousand (March 31, 2003 - R$ 3,289,625 thousand) fall due in the short term (R$ 1,523,814 thousand are due in February and March 2004). On the same date, the Company presented an excess of current liabilities over current assets of R$ 3,557,910 thousand (March 31, 2003 - R$ 3,598,556 thousand). Settlement of these liabilities depends on the success of management efforts to renew credit facilities or obtain additional resources. Accordingly, the maintenance of the Company's operating capacity at current levels also depends on a favorable outcome of these actions. Management plans and actions with regard to these matters are described in Notes 3 and 10.1(2). The Quarterly Information at June 30, 2003 was prepared in conformity with accounting principles applicable to companies operating normally, with prospects of profits beginning in 2004 (Note 7) and, therefore, do not include any adjustments arising from these uncertainties.

5 As mentioned in Note 4, the Quarterly Information includes the effects arising from compliance with Law 10,438 and supplementary regulations issued by the Electric Energy Crisis Management Committee and by the National Agency for Electric Energy (ANEEL), arising from the General Power Sector Agreement. Under the terms of these regulations, the Company recorded the transactions involving purchase and sale of power made in the Wholesale Energy Market (MAE) in current assets at R$ 313,156 thousand (March 31, 2003 - R$ 242,527 thousand), in long-term assets at R$ 386,666 thousand (March 31, 2003 - R$ 368,492 thousand), in current liabilities at R$ 393,637 thousand (March 31, 2003 - R$ 389,100 thousand), and in long-term liabilities at R$ 15,688 thousand (March 31, 2003 - R$ 14,701 thousand). These accounting entries were based on calculations made and disclosed by MAE and ANEEL instructions, but are subject to changes, depending on legal rulings on ongoing lawsuits filed by sector companies arising from the interpretation of current market regulations, the outcome of which cannot be foreseen at this time.

6 The Quarterly Information (ITR) also comprises information relating to the quarter and six-month period ended June 30, 2002, which was examined by other independent accountants, who issued a report dated August 20, 2002 on the limited review, with the following qualifications and emphasis of matter paragraph:

(i) Qualifications: "(a) As described in Note 3 to the quarterly information at June 30, 2002, the Company recorded receivables totaling R$ 306,590 thousand under current assets and payables totaling R$ 373,697 thousand under current liabilities, related to the purchase and sale transactions of power carried out in the Wholesale Energy Market (MAE), based on information disclosed by MAE on a preliminary basis and estimates prepared by management. Additionally, the transactions carried out in MAE during the first quarter of 2002, recognized by the Company based on estimates, resulting in receivables in the amount of R$ 145,343 thousand and payables in the amount of R$ 13,154 thousand, were accounted for only in the statement of income for the second quarter of 2002. Such amounts, corresponding to the period from September 1, 2000 to June 30, 2002, are subject to changes arising from the different interpretation of certain items of the General Power Sector Agreement. The determination of said assets and liabilities will be made only after final processing by MAE. In the light of these modifications and the preliminary nature of this determination, we cannot conclude as to the fair presentation of the amounts of assets and liabilities recorded at that date and related results recorded for the quarter and six-month period ended June 30, 2002. (b) As described in Note 20 to the quarterly information, the Company failed to record the effects arising from the change in the reduction factor, as prescribed in ANEEL Letter dated August 12, 2002. Such change was brought about by the review of certain data used on a preliminary basis, and the result differs from the reduction factor disclosed in January 2002, from 0.97659 to 0.93638. Accordingly, should the change in the reduction factor be confirmed, current assets and shareholders' equity are overstated by R$ 53,283 thousand, and losses for the quarter and six-month period ended June 30, 2002 are understated by the same amount."

August 5, 2003
CESP - Companhia Energética de São Paulo

(ii) Emphasis of Matter Paragraph: "As mentioned in Note 4, the Company recorded in its June 30, 2002 financial statements assets and liabilities related to the trading of power in the open market, based on preliminary data provided by the Wholesale Energy Market (MAE), which has yet to define the applicable settlement method. In addition, it recorded accounts receivable related to the rate adjustment for the power rationing period, as well as the deferral related to the variation of amounts of Installment "A" (CVA) arising from the application of Law 10,438/02, Resolution 90 of the National Agency for Electric Energy (ANEEL) and Resolution 91 of the Electric Energy Crisis Management Committee. These amounts will be realized through extraordinary rate increases, already approved by ANEEL resolutions, as well as through the inclusion of CVA in the annual analysis of rate adjustments, and are both pending review and ratification by ANEEL."

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Partner
Contador CRC 1DF005919/S-0 "S" SP 002511

(Unaudited)

(A free translation of the original in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
BALANCE SHEET
AS OF JUNE 30, 2003 AND MARCH 31, 2003
(In thousands of Brazilian reais - R$)

DESCRIPTION	6/30/2003	3/31/2003
Total assets	20,510,344	20,566,999
Current assets	658,281	674,074
Available funds	92,922	134,723
Available cash	89,626	126,387
Open market investments	3,296	8,336
Receivables	487,213	403,120
Consumers	38,101	33,220
Resellers	169,595	157,576
Receivables - Energy	313,156	242,527
Allowance for doubtful accounts	(33,639)	(30,203)
Inventories	9,555	9,309
Other	68,591	99,922
Prepaid expenses	3,137	9,338
São Paulo State Finance Department	17,421	44,864
Deposits and guarantees	13,787	13,415
Recoverable taxes and contributions	7,369	6,523
Other	26,877	25,782
Long-term receivables	1,781,811	1,816,088
Sundry receivables	1,170,016	1,152,149
Deferred income tax and social contribution	776,420	776,420
Receivables - Energy	386,666	368,492
Recoverable taxes and contributions	6,930	7,237
Related companies	524,157	583,515
Other related companies	524,157	583,515
Other	87,638	80,424
Prepaid expenses	17,152	13,044
Other	70,486	67,380
Permanent assets	18,070,252	18,103,837
Investments	46,113	46,113
Other investments	46,113	46,113
Other investments - In use	47	47
Other investments - stockholdings	46,066	46,066
Property, plant and equipment	18,024,139	18,057,724
In use	16,984,774	17,079,830
In progress	1,039,365	977,894

(Unaudited)

(A free translation of the original in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
BALANCE SHEET
AS OF JUNE 30, 2003 AND MARCH 31, 2003
(In thousands of Brazilian reais - R$)

	6/30/2003	3/31/2003
Total liabilities	20,510,344	20,566,999
Current liabilities	4,216,191	4,245,630
Loans and financing	2,971,918	3,194,986
Debentures	160,953	94,639
Suppliers	137,925	99,816
Taxes, charges and contributions	66,177	35,886
Income tax on foreign remittance	8,912	4,801
COFINS	15,495	4,084
PIS	7,334	2,072
ICMS	11,116	5,181
Social charges on payroll	1,791	1,772
Taxes and social contributions - REFIS	20,756	17,454
Other	773	522
Dividends payable	1,756	1,758
Provisions	232,046	220,714
Provisions - Payroll	7,324	9,214
Provisions - Payroll/Social Charges	3,015	2,217
Tax provisions	4,958	4,958
Provision for civil and labor contingencies	74,831	60,885
Expropriations and indemnities	141,918	143,440
Payables to related parties	140,027	119,259
Payables - ELETROBRÁS/FURNAS	23,432	17,285
Employee Pension Plan	113,801	95,066
Fundação CESP - Financial agreement	2,794	6,908
Other	505,389	478,572
Payables - Energy	393,637	389,100
Consumer charges	45,559	55,420
Other	66,193	34,052
Long-term liabilities	8,858,579	9,532,511
Loans and financing	6,198,993	7,432,916
Foreign currency	5,370,626	6,618,179
Local currency	828,367	814,737
Debentures	807,286	807,599
Provisions	805,413	233,096
Tax provisions	243,923	233,096
Deferred tax obligations	561,490	0
Payables to related parties	783,807	794,166
Payables - ELETROBRÁS/FURNAS	155,240	158,444
Employee Pension Plan	628,567	635,722
Other	263,080	264,734

(Unaudited)

(A free translation of the original in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
BALANCE SHEET
AS OF JUNE 30, 2003 AND MARCH 31, 2003
(In thousands of Brazilian reais - R$)

	6/30/2003	3/31/2003
Other charges - Reversal/Amortization	15,481	15,481
Income tax	8,680	8,680
Taxes and social contribution - REFIS	223,231	225,872
Payables - Energy	15,688	14,701
Stockholders' equity	7,435,574	6,788,858
Paid-up capital	2,655,433	2,655,433
Capital reserves	5,542,119	5,542,119
Donations and incentives for investments	29,106	29,106
Remuneration of assets and rights - own capital	34,297	34,297
Remuneration on property, plant and equipment in progress - own capital	4,937,750	4,937,750
Incentives for investments - CRC	429,396	429,396
Premium on share subscription	10,373	10,373
Tax incentives - FINAM/FINOR	101,197	101,197
Accumulated deficit	(761,978)	(1,408,694)

(Unaudited)

(A free translation of the original in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
STATEMENT OF INCOME
FOR THE QUARTERS AND SEMESTERS ENDED JUNE 30, 2003 AND 2002
(In thousands of Brazilian reais - R$)

DESCRIPTION	4/1/2003 to 6/30/2003	1/01/2003 to 6/30/2003	4/01/2002 to 6/30/2002	1/01/2002 to 6/30/2002
Gross sales and/or services	516,501	900,496	666,107	1,093,696
Deductions	(46,495)	(85,231)	(50,150)	(82,921)
Net sales and/or services	470,006	815,265	615,957	1,010,775
Cost of sales and/or services	(223,716)	(418,318)	(335,704)	(518,771)
Gross profit	246,290	396,947	280,253	492,004
Operating expenses/income	969,466	1,130,336	(1,817,523)	(2,009,225)
General and administrative	(21,702)	(71,532)	(25,474)	(50,948)
Employee Pension Plan	(21,702)	(71,532)	(25,474)	(50,948)
Financial	(174,845)	(303,464)	(201,846)	(340,359)
Financial income	28,286	116,459	51,439	84,231
Financial expenses	(203,131)	(419,923)	(253,285)	(424,590)
Debt charges/Other	(203,131)	(419,923)	(253,285)	(424,590)
Other operating income	1,166,013	1,505,332	0	0
Monetary restatement and foreign exchange variation, net	1,166,013	1,505,332	0	0
Other operating expenses	0	0	(1,590,203)	(1,617,918)
Monetary restatement and foreign exchange variation, net	0	0	(1,590,203)	(1,617,918)
Operating profit (loss)	1,215,756	1,527,283	(1,537,270)	(1,517,221)
Non-operating results	(7,550)	(9,068)	11,199	5,193
Income	162	1,032	19,486	19,684
Expenses	(7,712)	(10,100)	(8,287)	(14,491)
Income (loss) before taxation and participations	1,208,206	1,518,215	(1,526,071)	(1,512,028)
Provision for income tax and social contribution	0	0	1,798	0
Deferred taxation	(413,745)	(561,490)	52	0
Net income (loss) for the period	794,461	956,725	(1,524,221)	(1,512,028)
NUMBER OF SHARES, EXCEPT TREASURY (THOUSANDS)	93,698,262	93,698,262	93,698,262	93,698,262
NET INCOME PER SHARE	0.00848	0.01021		
LOSS PER SHARE			(0.01627)	(0.01614)

All amounts in thousands of reais unless otherwise indicated

1. OPERATIONS

CESP - Companhia Energética de São Paulo ("CESP" or "Company") is a public mixed capital company, controlled by the São Paulo State Government. The Company's main activities are planning, construction and operation of electric energy generation and distribution systems.

After the partial spin-off on March 31, 1999, CESP retained the Ilha Solteira, Três Irmãos, Jupiá, Engenheiro Sérgio Motta (Porto Primavera), Jaguari and Paraibuna power plants, which represent a significant generating installed capacity of **7,346 MW**, corresponding to approximately 57% of São Paulo State's installed capacity.

On October 30, 2002, Porto Primavera's power generating unit 13 became operational, adding a further 110 MW to the system, increasing to **1,430 MW** this plant's installed capacity.

CESP's activities are regulated and supervised by the National Agency for Electric Energy (ANEEL), under the Ministry of Mines and Energy, and CESP operates its plants in an integrated manner with the Electric System National Operator (ONS).

2. PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The quarterly financial information presented herein should be analyzed together with the Company's financial statements for the year ended December 31, 2002, prepared in conformity with Brazilian Corporate Law, regulations issued by the National Agency for Electric Energy (ANEEL) and instructions of the Brazilian Securities Commission (CVM).

The accounting practices adopted in the preparation of this quarterly information are consistent with those adopted for the preparation of the December 31, 2002 and March 31, 2003 financial statements.

As presented in Note 7, the Company recorded a provision for deferred income tax and social contribution. To enhance the comparability of the quarterly financial information, the balance sheet and statement of income relative to the quarter ended March 31, 2003 presented herein, include the portion of such adjustment relating to that quarter.

3. NET LIABILITIES

According to the amounts expressed in the Balance Sheet, Current liabilities exceed Current assets by R$ 3,558 million. Current liabilities include the balance of R$ 393 million (Note 4) related to the power of independent generators and the spot energy market, of which R$341 million were paid through funding from the National Bank for Economic and Social Development (BNDES) on July 1, 2003.

During 2002, the strong devaluation of the Brazilian real against other currencies significantly affected the Company's indebtedness, particularly in the long-term, as a large part thereof is in foreign currency; CESP recorded losses arising from this exchange variation.

In recent years, the Company has reduced its debt (a decrease of over US$ 1 billion between March 31, 1999, date of the spin-off, and June 30, 2003) and foreign currency exposure, by replacing debt in foreign currency with local currency (decrease from 84% to 71% this quarter).

However, there is a significant concentration of debt maturities in 2004 and 2005, in amounts that will require new funding or rescheduling; accordingly, CESP has engaged JPMorgan as financial advisor to the Company in order to help it develop solutions to strengthen its capital structure and improve its financial performance.

All amounts in thousands of reais unless otherwise indicated

At present, the Company is preparing new issues of debentures and Electric Energy Term Certificates (CTEE's) and is negotiating the direct sale of energy to large end-consumers, including the possibility of advance payments/prepaid sale of electric energy.

The negotiations and new financial transactions are in progress, and it is not possible to state at this point that they will be successful; accordingly, the Company will manage its debts aiming to extend maturities based on its needs and opportunities.

4. GENERAL POWER SECTOR AGREEMENT

At the end of 2001, the generating utilities, distributors and the Federal Government reached a General Power Sector Agreement, with the BNDES as the financing agent. The Agreement was put into effect by ANEEL, which established, through resolutions, the accounting procedures required to reflect the Agreement and several other Federal Government decisions made by the Energy Crisis Management Committee.

The chart below presents the amounts recorded up to June 30, 2003, including the activities in the quarter (appropriation/reversal) arising from the electric energy data made available by MAE and audited by ANEEL for the purpose of collections (Notes 16.2, 16.3 and 20(a)):

		Movements in the quarter				
ASSETS	3.31.2003	Appropriation	Restatement	Reversal	Settlement	6.30.2003
Accounts Receivable - Energy						
Current assets						
Power from independent suppliers	74,211	2,197	3,073	-	(18,065)	61,416
Spot Market Energy - MAE 2000	3,449	-	-	(872)	-	2,577
Spot Market Energy - MAE 2001 and 2002	147,161	100,184	-	(29,512)	-	217,833
Spot Market Energy - MAE 2003	8,534	14,961	-	-	-	23,495
Reimbursement Agreement	9,172	3,417	472	-	(5,226)	7,835
	242,527	120,759	3,545	(30,384)	(23,291)	313,156
Long-term receivables						
Power from independent suppliers	353,979	10,988	9,857	-	-	374,824
Reimbursement Agreement	14,513	-	746	(3,417)	-	11,842
	368,492	10,988	10,603	(3,417)	-	386,666
	611,019	131,747	14,148	(33,801)	(23,291)	699,822

		Movements in the quarter				
LIABILITIES	3.31.2003	Appropriation	Restatement	Reversal	Settlement	6.30.2003
Accounts Payable - Energy						
Current liabilities						
Power from independent suppliers	245,886	14,436	-	-	-	260,322
Spot Market Energy - MAE 2000	4,547	1,655	-	-	-	6,202
Spot Market Energy - MAE 2001 and 2002	128,510	14,757	-	(24,452)	(1,150)	117,665
Reimbursement Agreement	10,157	-	714	-	(1,423)	9,448
	389,100	30,848	714	(24,452)	(2,573)	393,637
Long-term liabilities						
Reimbursement Agreement	14,701	-	987	-	-	15,688
	403,801	30,848	1,701	(24,452)	(2,573)	409,325

All amounts in thousands of reais unless otherwise indicated

On July 1, 2003, CESP signed an agreement with BNDES and drew net funds totaling R$ 120,767, applied to settle debts and credits of spot market energy (September/2000 to September/2002) and debits to independent suppliers (June/2001 to February/2002), as established in ANEEL Resolution 635 of November 21, 2002 (Note 20(a)).

4.1. Power from independent suppliers

During the rationing period, implemented in view of the unfavorable hydrological conditions and the low level of reservoirs in many areas of Brazil, including the Southeast, where CESP is located, the Electric System National Operator (ONS) restricted the generation of hydraulic power and requested the assistance of independent suppliers (producers with power available not committed through Agreements).

These independent suppliers were remunerated based on MAE prices, and this cost was apportioned among generating utilities in the system, in proportion to the Guaranteed Energy of each. CESP provides around 12% of the guaranteed energy in Brazil.

The balances of "Extraordinary Tariff Recomposition" credits (assets) at June 30, 2003, will be received from the distributors within an average period of 55 months. With part of these funds, CESP will amortize installments of the December 2002 and June 2003 agreements with BNDES relating to the rationing program in effect up to February 2002.

4.2. Spot market energy

This amount represents the monthly variations resulting from the amounts processed within MAE, considering the commitments assumed by the Company with its market and the other MAE agents, compared to the actual performance of each system member.

Claims by the generating units and related amounts recognized by MAE are reflected in this quarterly information, resulting in net gains for CESP of around R$ 77,296 (September/2000 to September/2002), after the definitive data were audited by ANEEL for liquidation by July 1st, 2003.

4.3. Reimbursement agreement

Considering that CESP directly serves end-consumers, these consumers have their rates already affected through the Extraordinary Rate Recovery program. Accordingly, CESP's role as a power distributor received the same treatment and was included in the Reimbursement Agreement, for which CESP was due R$ 23,685. The Company has already received R$ 5,226 in this connection, and the restated balance amounts to R$ 19,677.

All amounts in thousands of reais unless otherwise indicated

5. RECEIVABLES FROM RELATED PARTIES

	6/30/2003			3/31/2003
Type	Current	Long-term	Total	Total
- Consolidated credits.................	14,627	524,157	538,784	621,471
- Financial agreement	2.794	-	2,794	6.908
	17,421	524,157	541,578	628,379

5.1. Consolidated credits

This amount includes a balance of R$ 535,735 arising from an agreement entered into on November 17, 2000 with the São Paulo State Finance Department, receivable in 120 monthly installments, and a balance of R$ 3,019 arising from an agreement entered into on December 1, 2000, to be amortized in 48 monthly installments. Both agreements are adjusted by the Market General Price Index (IGP-M) and are subject to 6% interest per year (Note 20(c)).

5.2. Financial agreement

Agreement entered into on August 6, 1999 with the São Paulo State Finance Department, the amounts of which are passed on to Fundação CESP on a monthly basis. The agreement is being amortized in 48 monthly installments, adjusted by the IGP-M, plus 6% interest per year (Note 11.2).

6. DEPOSITS AND GUARANTEES

	6/30/2003	3/31/2003
Civil lawsuits..	1,335	1,120
Labor lawsuits..	7,277	7,120
Tax lawsuits..	5,175	5,175
	13,787	13,415

All amounts in thousands of reais unless otherwise indicated

7. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

The Company, based on analyses related to multiyear operating projections, considering the wholesale energy market, the start-up of new power generating units, and the recovery of the construction cost incurred and to be incurred for the Engenheiro Sérgio Motta power plant (Porto Primavera), recognized deferred taxes related to tax loss carryforwards in 2000 and 2001 as well as temporary differences, in compliance with CVM Resolution 273/98.

The recognition of deferred tax is supported by financial projections prepared by management for the next ten years, as recommended by the concession authorities, aiming at determining the recoverability of the tax loss carryforwards and temporary differences. These projections include as basic assumptions the increase in revenue due to the amount of power to be made available in the markets, future rate adjustments on the power supplied to distributors, and the maintenance or decrease in the level of operating and financial expenses, with consequent positive results. These projections are periodically reviewed by management.

On June 27, 2002, CVM issued Instruction 371, which established new guidelines for the recognition of credits arising from tax losses and temporarily non-deductible expenses. In view of the provisions of this Instruction, the Company did not recognize any assets related to these tax credits as of the year ended December 31, 2002, given the uncertainties about the realization of these new credits.

7.1. Long-term Receivables

	6/30/2003	3/31/2003
Income tax		
Tax losses	1,417,697	1,419,513
Temporary differences	(318,447)	(22,100)
	1,099,250	1,397,413
Social contribution		
Tax losses	426,816	427,616
Temporary differences	(119,760)	(24,142)
	307,056	403,474
Valuation Allowance	(629,886)	(1,024,467)
	776,420	776,420

Company management, based on a review of its projections of results for subsequent years, concluded that the recorded deferred taxes should be realized in a period of up to 10 years, as follows:

All amounts in thousands of reais unless otherwise indicated

Year	Estimated Realization
2004	47,353
2005	61,492
2006	80,586
2007 to 2009	350,080
2010 to 2012	236,909
	776,420

In accordance with current tax legislation, tax loss carryforwards are available for offset against future taxable income, up to a limit of 30% of annual taxable income, without any expiration date.

7.2. Long-term liabilities

On April, 2003 the Company started to adopt the cash basis for taxation of exchange variations occurring in 2003. As a consequence, during the quarter ended June 30, 2003, the Company recorded deferred income tax and social contribution at the rates of 25% and 9%, respectively, on taxable temporary differences, corresponding to unrealized exchange variations on loans and financing, as presented below:

	6.30.2003		
	Deferred income tax	Deferred social contribution	Total
- 1st Quarter 2003.......	108,636	39,109	147,745
- 2nd Quarter 2003.......	304,224	109,521	413,745
	412,860	148,630	561,490

All amounts in thousands of reais unless otherwise indicated

8. PROPERTY, PLANT AND EQUIPMENT

These are comprised as follows:

	6/30/2003			3/31/2003
	Total Cost	Accumulated Depreciation	Net	Net
In use				
Generation	20,527,777	(3,641,993)	16,885,784	16,979,001
Administration	189,359	(90,369)	98,990	100,829
	20,717,136	(3,732,362)	16,984,774	17,079,830
In progress				
Generation	1,005,527	-	1,005,527	946,255
Administration	33,838	-	33,838	31,639
	1,039,365	-	1,039,365	977,894
	21,756,501	(3,732,362)	18,024,139	18,057,724

8.1. Property, plant and equipment in use

Property, plant and equipment in use are as follows:

	6/30/2003				3/31/2003
	Restated cost	Interest and financial charges during construction	Accumulated depreciation	Net	Net
In use					
Intangibles	130	7	(67)	70	70
Land	613,870	81,552	-	695,422	693,423
Reservoirs, dams and watermains	7,788,088	5,667,070	(2,166,733)	11,288,425	11,356,949
Buildings, civil construction & improvements	1,733,702	899,864	(827,162)	1,806,404	1,814,859
Machinery and equipment	2,808,909	1,102,951	(723,561)	3,188,299	3,208,077
Vehicles	9,278	-	(9,043)	235	298
Furniture and fixtures	11,715	-	(5,796)	5,919	6,154
	12,965,692	7,751,444	(3,732,362)	16,984,774	17,079,830

8.2. Construction in progress

CESP is constructing the Engenheiro Sérgio Motta (Porto Primavera) power plant in the Paraná River basin, with the following characteristics:

Total estimated capacity - MW	1,540
Number of estimated operating units	14
Beginning of construction	1980
First unit in operation	1999
Units in operation – up to June 30, 2003	13
Amounts transferred to "property, plant & equipment in use" up to June 30, 2003 - R$ thousand	13,721,361

All amounts in thousands of reais unless otherwise indicated

9. TAXES PAYABLE - TAX RECOVERY PROGRAM (REFIS)

The Company adhered to the REFIS Program on April 28, 2000, and declared its total tax and social security debts to the Federal Revenue Secretariat (SRF) and to the National Social Security Institute (INSS) on June 30, 2000. More favorable conditions for debt amortization, such as extending payment terms and changing the index used (from SELIC to the long-term interest rate (TJLP)), were key factors leading to the Company's decision.

Tax and social security debts included in the program are as follows:

	Principal	Interest & fines	Tax credits	Total	Restatement TJLP	Amortization	Balance at 6/30/2003	Balance at 3/31/2003
Social contribution	32,811	95,979	(70,069)	58,721	16,524	(15,933)	59,312	59,151
Finsocial	1,629	6,440	(4,701)	3,368	947	(914)	3,401	3,393
Income tax - contingency 1998	5,389	4,099	(2,992)	6,496	1,828	(1,762)	6,562	6,543
Social contribution - contingency 1998	2,464	1,874	(1,368)	2,970	836	(806)	3,000	2,992
PIS - contingency	17,858	7,417	(5,415)	19,860	5,589	(5,389)	20,060	20,005
INSS notice	87,435	100,332	(73,246)	114,521	32,226	(31,073)	115,674	115,361
Income tax on indemnities	27,203	31,175	(22,759)	35,619	10,023	(9,664)	35,978	35,881
	174,789	247,316	(180,550)	241,555	67,973	(65,541)	243,987	243,326

Of the total balance as of June 30, 2003, R$ 223,231 is classified in long-term liabilities.

The Company used its own tax loss carryforwards amounting to R$ 180,550 and third-party social contribution tax losses totaling R$ 5,179 to amortize interest and fines.

For the aforementioned debts included in the program, the Company pledged real estate (not linked to the generation of electric energy) in guarantee.

In view of the nature of the financial charges on monthly installments due, as of June 30, 2003, the present value of these tax debts amounts to approximately R$ 177,823. This amount was calculated based on revenue projections, considering, among other factors, the beginning of operations of new power generating units at the Engenheiro Sérgio Motta (Porto Primavera) power plant, rate adjustments and the wholesale energy market. A restatement of the total debt based on the long-term interest rate (TJLP, estimated at 12.0% p.a.) was also considered. As a result, the total debt is expected to be repaid in up to 13 years. In compliance with CVM Instruction 346, of September 29, 2000, the Company decided not to record the adjustment to present value.

For the period between April 2000 and June 2003, the Company paid R$ 65,541 of its REFIS liabilities, at the rate of 1.2% of its monthly revenues.

All amounts in thousands of reais unless otherwise indicated

10. LOANS, FINANCING AND DEBENTURES

10.1. Composition

	6.30.2003			3.31.2003		
		Principal			Principal	
	Charges	Current	Long-term	Charges	Current	Long-term
Foreign currency						
Financial institutions	46,686	398,625	2,031,712	74,582	226,688	2,596,402
BNDES (1)	146,537	-	1,587,212	117,703	-	1,853,092
Medium Term Notes (2)	58,485	1,523,814	424,315	33,091	1,839,813	495,394
Banco do Brasil S.A.	2,328	306,436	1,123,597	1,374	238,512	1,431,071
ELETROBRÁS	1,001	13,911	14,776	1,891	12,791	20,701
CPFL	259	29,406	176,437	254	34,332	205,993
Other institutions	155	1,113	12,577	382	913	15,526
	255,451	2,273,305	5,370,626	229,277	2,353,049	6,618,179
Local currency						
Financial institutions	2,044	95,299	275,408	2,050	74,053	276,889
BNDES	-	39,828	146,035	-	38,786	151,912
ELETROBRÁS	-	1,950	72,638	-	4,144	71,821
Debentures (3)	-	160,953	807,286	-	94,639	807,599
Electric Energy Term Certificates (4)	-	304,041	334,286	-	493,627	314,115
	2,044	602,071	1,635,653	2,050	705,249	1,622,336
	257,495	2,875,376	7,006,279	231,327	3,058,298	8,240,515

(1) The amount of R$ 1,587,212 refers to an agreement entered into with the National Bank for Economic and Social Development (BNDES) on September 2, 2002, representing US$ 552,650, with the amortization of the principal as from April 15, 2005, in 88 installments every two months and adjusted by the UMBNDES index, plus spread of 1.91% p.a. and a mismatch rate of 0.95% p.a., maturing as from April 15, 2003.

This is an exchange agreement consisting of debt previously rescheduled under the Brady Plan, related to Par Bonds in the amount of US$ 325,516 and Discount Bonds of US$ 227,134.

(2) This caption refers to three international market operations, as follows:

(a) The first, with a remaining balance of R$ 79,675, refers to medium-term notes, issued in June 1997, unsecured, in an original amount equivalent to US$ 300 million and subject to fixed annual interest of 9.125% p.a. in the first five years and 9.625% p.a. for the next five years. Final maturity of these notes was to take place in June 2007, however the holders of such notes had a put option in June 2002. CESP fully paid the put option exercised by 90.7% of the investors on June 26, 2002, in the amount of R$ 759,906.

(b) The amount of R$ 1,523,814 related to the second placement refers to the Euro-medium term note program in an amount equivalent to US$ 500 million, unsecured, which was placed in the international market in February 2001.

The placement was carried out in two tranches:

(i) The first tranche, placed on February 12, 2001 in U.S. dollars in the amount of US$ 300 million, subject to semiannual interest of 10.50% p.a. and principal maturing on March 5, 2004; and

All amounts in thousands of reais unless otherwise indicated

(ii) The second tranche, placed on February 20, 2001 in Euros, in the amount of 200 million, subject to annual interest of 9.75% and principal maturing on February 27, 2004.

The funds from this operation were used in full to redeem the bonds placed in the German market on May 6, 1996.

(c) The balance related to the third placement, in the amount of R$ 344,640, refers to funding of US$ 150 million, obtained on May 9, 2002 under the Euro-Medium Term Note program, unsecured and subject to annual interest of 9% in the first year and 11.5% thereafter.

On May 8, 2003, the parties agreed to an advanced redemption of 20%, with the remaining balance maturing in May 2005 and interest of 12.5% p.a., granting the right of advance redemption in January 2004 by investors in case CESP has not refinanced, up to November 28, 2003, at least 80% of the balance related to the Euro-Medium Term Notes program referred to in item (2 (b)) above.

All the notes are subject to certain restrictive clauses which limit the possibility of the Company pledging its assets, in total or in part, in guarantee of debt with third parties, preclude "Sale and Leaseback" contracts, and require compliance with certain economic and financial ratios. In the event of noncompliance with such ratios for three consecutive quarters, the Company must redeem the notes within 30 days. The Company has complied with the ratio requirements.

(3) Refers to the 8th and 9th issues of simple debentures, with the first negotiations taking place on July 18, 2001 and July 1, 2002, respectively.

Issue			Redemption			Interest	Balances at	
No.	Date	Series	Starting	Ending	Remuneration	payment	6/30/2003	3/31/2003
8ª	4/1/2001	18	11/2003	04/2005	CDI + 2% interest p.a.	Monthly	362,145	340,701
9ª	01.02.2002	18	09/2004	02/2006	CDI + 2% interest p.a.	Monthly	606,094	561,537
							968,239	902,238

Funds obtained were used exclusively to pay subcontractors and suppliers of equipment for the Engenheiro Sérgio Motta power plant (Porto Primavera).

(4) The 5th, 6th, 7th and 8th issue electric energy term certificates (CTEE´s) are securities, the sole objective of which is to raise funds to finance construction and supply equipment for electric energy generation for the Engenheiro Sérgio Motta power plant (Porto Primavera).

Issue				Redemption		Remuneration (*)		Balances a
No.	Date	Qty	Series	Start	End	Physical redemption	Financial redemption	6/30/2003
5ª	5/1/1998	2,415,312	36	06/2000	05/2003	Class B3 rate(ELEKTRO)	ANBID rate + 2% interest	-
6ª	3/1/2000	2,417,160	24	10/2001	09/2003	Class B3 rate (CPFL)	CDI + 2% interest	88,432
7ª	2/1/2001	1,214,700	12	03/2003	02/2004	Class B3 rate (CPFL)	CDI + 2% interest	215,609
8ª	3/1/2002	1,205,031	18	10/2004	03/2006	Class B3 rate (CPFL)	CDI + 2.5% interest	334,286
								638,327

(*) Higher amount between the two indices.

The redemption grace period for the 5th, 6th, 7th and 8th issues is 24, 18, 24 and 30 months, respectively.

All amounts in thousands of reais unless otherwise indicated

10.2. The composition of the principal of foreign currency loans is as follows:

	6/30/2003			3/31/2003		
Currency	R$ thousand	US$ thousand (Equivalent)	%	R$ thousand	US$ thousand (Equivalent)	%
US$	6,644,019	2,313,377	86.92	7,858,035	2,343,514	87.59
Sw Fr	38,311	13,339	0.50	48,822	14,560	0.54
Euro	961,601	334,820	12.58	1,064,371	317,429	11.87
	7,643,931	2,661,536	100.00	8,971,228	2,675,503	100.00

10.3. Maturities of the principal of long-term loans and financing as of June 30, 2003 are as follows:

	Foreign currency		Local currency	Total
	US$ thousand (Equivalent)	R$ thousand	R$ thousand	R$ thousand
2004 (July to December)	101,274	290,860	346,029	636,889
2005 (*)	336,440	966,255	780,328	1,746,583
2006	208,900	599,960	195,988	795,948
2007	205,998	591,625	72,930	664,555
2008	180,062	517,139	39,740	556,879
After 2008	837,321	2,404,787	200,638	2,605,425
	1,869,995	5,370,626	1,635,653	7,006,279

(*) From 2005 onwards, refers to the periods from January to December.

10.4. The percentage changes in the main currencies and indices for loans and financing are as follows:

	Quarters ended		Semesters ended	
	6.30.2003	6.30.2002	6.30.2003	6.30.2002
US$	(14.35)	22.41	(18.72)	22.58
CHF (Sw Fr)	(14.30)	39.24	(16.47)	38.07
EURO	(9.69)	39.41	(10.54)	36.87
TR	1.31	0.61	2.61	1.16
IGP - M	(0.42)	2.95	5.83	3.48

All amounts in thousands of reais unless otherwise indicated

11. PAYABLES TO RELATED PARTIES

		6/30/2003			3/31/2003
Creditor	Description	Current	Long-term	Total	Total
ELETROBRÁS	- Energy supplied by ITAIPU, Own and Transmission	23,432	155,240	178,672	175,729
FUNDAÇÃO CESP	- Financial agreement	2,794	-	2,794	6,908
		26,226	155,240	181,466	182,637

11.1. ELETROBRÁS

This amount refers to the balance (remaining after the spin-off) of a power purchase refinancing agreement, payable in 168 monthly installments beginning June 15, 1999. The balance due is monetarily restated based on the IGP-M index and is subject to annual interest of 10%, payable monthly.

11.2. Fundação CESP

This amount refers to the balance of the refinancing agreement entered into on August 6, 1999, relating to payments of benefits defined by Law 4819/58, payable in 48 monthly installments, monetarily restated based on the IGP-M index, plus annual interest of 6% (Note 5.2).

All amounts in thousands of reais unless otherwise indicated

12. PROVISION FOR CONTINGENCIES

The Company is party to certain lawsuits in various courts and stages involving tax, civil and labor matters. Management, based on the opinion of its legal counsel, has made a provision for the lawsuits whose outcome is likely to be unfavorable.

Composition:

	6.30.2003	3.31.2003
Current liabilities		
Labor		
Miscellaneous	39,113	29,486
Hazard exposure	15,615	11,296
	54,728	40,782
Civil		
Consumers (DNAEE Ordinance 38 and 45/86)	13,239	13,239
Miscellaneous	6,864	6,864
	20,103	20,103
Expropriation and indemnities		
Miscellaneous	141,918	143,440
Tax		
Miscellaneous	4,958	4,958
	221,707	209,283
Long-term liabilities		
Tax		
COFINS (1)	243,923	233,096
	465,630	442,379

CESP is currently a party to administrative and legal proceedings relating to tax, environmental, labor and expropriation matters. At June 30, 2003, the total amount claimed by plaintiffs is R$ 1,754 million. On the same date, the total provision for administrative and legal contingencies was approximately R$ 465 million (shown above), for which the Company has deposited approximately R$ 116 million. The main suits are summarized below.

12.1. Administrative proceedings

The National Institute of Social Security (INSS) filed an administrative proceeding against CESP on the grounds that the Company had not paid social security contributions at the rate of 20% on payments made to its employees during the period between February 1991 and May 1998. These payments were made to those accepting the voluntary termination plan offered by the Company and, as they do not represent salaries, are not subject to social security contributions. CESP obtained favorable decisions in two administrative levels. At present, the proceeding is pending an outcome at the last administrative level. The amount challenged, at June 30, 2003, was approximately R$ 49.3 million. CESP did not record provisions related to this proceeding as it believes the probability of a favorable outcome to be high.

All amounts in thousands of reais unless otherwise indicated

12.2. Lawsuits

a) Tax suits

CESP is involved in tax suits challenging the constitutionality of charging (i) the contribution to the Global Reserve for Reversion ("RGR"), (ii) the Social Contribution on Revenue (COFINS) and (iii) Education Allowance, in addition to the payment of taxes on properties: (i) municipal real estate (IPTU) and (ii) rural land (ITR). The main suits are the following:

RGR

This suit was ruled without merit in lower courts. CESP was ordered to pay R$ 50.9 million. It is currently negotiating a settlement with the Federal Government for the exemption from these contributions. However, CESP believes that success in this case is only possible.

COFINS

CESP is questioning the constitutionality of the inclusion of financial and non-operating revenues in the calculation of COFINS. It obtained an injunction authorizing the payment without including said revenues as of July 1999. Up to June 30, 2003, the accrued liability related to this suit totaled R$ 243.9 million. This suit is at an appeal stage. In 2001, CESP was granted the right to appeal, while its motion to clarify remains pending.

b) Environmental lawsuits

There are ongoing suits against CESP, filed by fishermen from the area around the Engenheiro Sérgio Motta (Porto Primavera) hydroelectric plant who plead compensation for damages arising from the filling of the reservoir of said plant up to the limit of 257 meters above sea level. The amount involved in these suits was R$ 82.1 million at June 30, 2003. CESP did not make a provision to cover possible compensation, based on the merit of such suits and past experiences, which indicates that the amounts to be paid would be substantially lower.

c) Labor claims

At June 30, 2003, labor claims filed against CESP amount to R$ 221.7 million. CESP recorded provisions to cover possible losses totaling R$ 54.7 million and made legal deposits amounting to R$ 7.3 million.

One of the suits, filed by the Electric Energy Workers' Union for Campinas and the Region, is a claim for additional pay for hazardous work. Unfavorable decisions have already been issued against CESP in two court levels. CESP believes that there is a great possibility that the final ruling on this case will be unfavorable. At June 30, 2003, the amount being challenged was R$ 15.6 million, which is fully provided.

All amounts in thousands of reais unless otherwise indicated

Another suit filed by the Electric Energy Workers' Union for Campinas and the Region; the Electric Energy Workers' Union for Itanhaém, Bertioga, Guarujá, the South Coast and Vale do Ribeira (SINDERGEL); the Electric Energy Workers' Union for São Paulo; and the Union for the Engineers of the State of São Paulo demands a 17.28% increase on the payments made under a legal settlement. Based on previous cases, the Company believes the risk in this suit is remote and, therefore, did not make a provision. The amount of the claims at June 30, 2003 was R$ 127 million.

Another suit filed by the Union for Campinas and the Region claims that the Company did not correctly use the Real Value Unit (a monetary index) when calculating the annual bonuses at the time of implementation of the Real Plan. The trial court judge deemed that the union is not a legitimate party to represent the workers in this kind of proceeding. CESP, based on case law, believes that the Superior Labor Court will confirm the decision of the lower trial court. The amount in dispute, on June 30, 2003, was R$ 12.3 million. The Company believes that the possibility of defeat in this suit is remote, and no provision has been recorded.

d) Expropriations

The Company is party to several suits challenging the amount of the indemnities to be paid by CESP due to the expropriation of properties located around the areas of the Plants' reservoirs. At June 30, 2003, the amount of these suits was approximately R$ 649.5 million, and a provision of R$ 141.9 million has been made for these liabilities.

e) Ordinances of the National Water and Electric Energy Department (DNAEE)

CESP is involved in suits brought by industrial consumers aiming at the refund of amounts supposedly overpaid for electricity in 1986. These amounts arise from the increase in the rates according to DNAEE Ordinances 38 and 45/86, of February 28 and March 4, 1986, respectively. The total amount of these suits was R$ 31.7 million at June 30, 2003. A provision of R$ 13.2 million was recorded for these liabilities.

f) Indemnity lawsuit

In December 2000, a suit initiated by Construções e Comércio Camargo Corrêa S.A. was filed against CESP claiming indemnity for damages arising from the idle capacity of equipment and labor at the Engenheiro Sérgio Motta hydroelectric plant (Porto Primavera). The amount involved totaled R$ 472 million at June 30, 2003. Given the expectation of a favorable outcome, CESP did not record a provision for this suit. At present, this suit is in the expert analysis stage.

All amounts in thousands of reais unless otherwise indicated

13. EMPLOYEE PENSION PLAN

	6/30/2003			3/31/2003
	Current	Long-term	Total	Total
-Supplementary Proportional Settled Benefit (BSPS):				
CESP employees	47,740	549,016	596,756	584,979
Fundação CESP employees	548	-	548	804
- Debt agreement	65,513	79,551	145,064	145,005
	113,801	628,567	742,368	730,788

13.1. Supplementary Proportional Settled Benefit (BSPS)

This amount refers to the balance (remaining after the spin-off) of the contract for coverage of the actuarial deficit of Fundação CESP through October 31, 1997 related to the supplementary proportional settled benefit (BSPS). This balance is being amortized in 240 monthly installments starting on December 30, 1997, and restated based on the General Price Index - Internal Availability (IGP-DI), plus annual interest of 6%.

13.2. Debt agreement

This amount refers to the balance of a contract (remaining after the spin-off) effective December 30, 1997, to be amortized in 96 monthly installments, restated based on the Reference Rate index (TR), plus interest of 8% per year. The Company makes adjustments related to the actuarial cost variation (IGP-DI plus annual interest of 6%) at year end.

Additional information related to amounts payable to Fundação CESP can be found in Note 15.

All amounts in thousands of reais unless otherwise indicated

14. CONSUMER CHARGES

	6/30/2003	3/31/2003
CURRENT		
Global Reserve for Reversion (RGR):		
- Monthly quota	3,168	6,336
- Quota differences - 2001 (1)	18,693	18,693
- Quota differences - 2002 (2)	5,606	5,606
Compensation for use of water resources	15,400	22,776
Fuel usage quota (CCC)	1,323	1,310
Inspection fee - ANEEL	699	699
Energy Development Account quota	670	-
	45,559	55,420

(1) ANEEL Decision No. 399 of July 7, 2003 established payment in 12 monthly installments.

(2) Differences in 2002 payments. The payment conditions will be decided by ANEEL.

15. RELATED PARTY TRANSACTIONS

The Company takes part in a series of transactions with related parties. The main transactions are as follows:

	STATE FINANCE DEPT.		BANCO NOSSA CAIXA S.A.		ELETROBRÁS		FUNDAÇÃO CESP	
ASSETS	6/30/2003	3/31/2003	6/30/2003	3/31/2003	6/30/2003	3/31/2003	6/30/2003	3/31/2003
CURRENT								
Financial investments	-	-	3,290	5,813	-	-	-	-
Amounts receivable	17,421	44,864	-	-	-	-	-	-
LONG-TERM RECEIVABLES								
Amounts receivable	524,157	583,515	-	-	-	-	-	-
	541,578	628,379	3,290	5,813	-	-	-	-
LIABILITIES								
CURRENT								
Loans and financing	-	-	-	-	16,862	18,826	-	-
Amounts payable	-	-	-	-	23,432	17,285	2,794	6,908
Employee pension plan	-	-	-	-	-	-	113,801	95,066
LONG-TERM LIABILITIES								
Loans and financing	-	-	-	-	87,414	92,522	-	-
Amounts payable	-	-	-	-	155,240	158,444	-	-
Employee pension plan	-	-	-	-	-	-	628,567	635,722
	-	-	-	-	282,948	287,077	745,162	737,696

CESP entered into three agreements with Fundação CESP to recognize contributions due by the Company to the Supplementary Retirement and Pension Plan (PSAP), and a fourth agreement refers to the payment of a Bonus Leave and Family Allowance to Company employees, as follows:

All amounts in thousands of reais unless otherwise indicated

Supplementary Retirement and Pension Plan (PSAP)

On November 28, 1997, CESP signed an acknowledgment of debt for the settlement of retained reserves, comprising the contributions not made to the supplementary retirement and pension plans for the employees and former employees of the Company. The amount shall be paid in no more than 96 monthly and consecutive installments, with the first installment maturing on December 30, 1997, monthly adjusted up to the respective due dates (i) by the actuarial cost calculated by the independent actuary of Fundação CESP; or (ii) by the variation of the Referential Rate (T.R.), plus 8% interest a year, whichever leads to a greater year-end result of Fundação CESP. At June 30, 2003, the balance of the agreement was R$ 145,064 (Note 13.2).

On November 28, 1997, CESP signed another agreement with Fundação CESP to adjust the mathematical reserves and acknowledge the debt related to the Supplementary Retirement and Pension Plan (PSAP). The debt shall be paid in 240 monthly consecutive installments, the first one maturing on December 30, 1997, and adjusted up to the date of the respective payments (i) on a pro rata daily basis, by the variation of the IGP-DI, measured by FGV; or (ii) actuarial cost calculated in the annual reassessment held by the external actuary, whichever is greater. The actuarial amount will be reassessed annually, and, maturing installments will be adjusted accordingly. At June 30, 2003, the balance was R$ 596,756 (Note 13.1 - BSPS).

The third agreement was signed on December 22, 1998 for the adjustment of mathematical reserves of the Supplementary Retirement and Pension Plan (PSAP) for the employees of Fundação CESP, corresponding to 37.4% of the total technical deficit, of which CESP is a sponsor. The amount will be paid in 60 equal and consecutive installments, adjusted by the variation of the IGP-DI, measured by FGV, considering the actuarial interest of 6% per year. An adjustment of the installments falling due may take place in case the actuarial costs calculated at the end of each year differ from the restatement and interest estimated. At June 30, 2003, the balance was R$ 548 (Note 13).

In all agreements described above, Banespa will be authorized to transfer funds from the accounts held by CESP, and eventual delays will lead to a monetary restatement on a pro rata daily basis, in addition to a 1% fine due as from the 30th day of arrears on the adjusted arrears amount.

Bonus leave and family allowance

On January 2, 1984, CESP signed an adjustment agreement with Fundação CESP, which comprised the payment of the benefits of Bonus Leave and Family Allowance for the employees and former employees of Fundação CESP. Given the non-settlement of the liability by CESP, on August 6, 1999 said agreement was amended, and the amount shall be paid in 48 monthly and consecutive installments, with the first maturing on September 1, 1999, adjusted by the IGP-M, plus 6% interest per year. This debt is the sole responsibility of the São Paulo State Finance Department and, accordingly, has been fully reimbursed to CESP, on the same dates and amounts described in the agreement (Note 5.2 and 11.2 - Financial Agreement).

All amounts in thousands of reais unless otherwise indicated

16. INCOME FROM SALES, POWER PURCHASE COST AND USE OF ELECTRIC NETWORK

16.1. Rate adjustments for supply and sale of power

CESP, together with the Distribution Concessionaires (ELETROPAULO, BANDEIRANTE, CPFL and ELEKTRO) and ANEEL, is party to negotiations to align the specific dates for rate adjustments. This process started in May 2000 and resulted in changing the rate adjustment dates for the supply.

The adjustment of the supply rates of CESP in 2002 and 2003 arising from the date alignment process was divided into the dates below:

Distributors supplied	Adjustment dates	ANEEL Resolution	Adjustment
CPFL	4/8/2002	190 of 4/5/2002	8.48%
ELETROPAULO	7/4/2002	371 of 7/3/2002	8.42%
ELEKTRO (new date alignment)	8/27/2002	449 of 8/26/2002	10.27%
BANDEIRANTE/PIRATININGA (new date alignment)	10/23/2002	558 of 10/18/2002	13.20%
CPFL	4/8/2003	153 of 4/4/2003	30.08%
ELETROPAULO	7/4/2003	321 of 7/3/2003	26.45%

The supply rates were readjusted by ANEEL Resolution 685, of December 12, 2002, and are in effect as of December 15, 2002, with a rate of 23.10%.

16.2. Power sold for quarters ended June 30

	MWh (*)		R$	
	2003	2002	2003	2002
Supply				
Industrial	683,973	484,330	54,185	36,821
Rate adjustment	-	-	(7,022)	-
	683,973	484,330	47,163	36,821
Supply Contracts				
ELETROPAULO	2,205,448	3,001,885	131,539	164,696
BANDEIRANTE	576,584	788,571	36,885	44,414
CPFL	1,247,171	1,640,517	91,062	93,335
ELEKTRO	1,080,244	1,474,654	56,067	69,143
PIRATININGA	561,568	751,210	35,925	42,434
Other	305,526	345,437	19,806	21,680
	5,976,541	8,002,274	371,284	435,702
Wholesale Energy Market (MAE)				
Reversal (partial) spot market energy - 2000/2001	-	-	(30,384)	(490)
Spot market energy - 2002	-	-	100,184	145,429
Spot market energy - 2003	-	-	14,961	-
	-	-	84,761	144,939
Independent generators				
Appropriation – 2001	-	-	12,909	-
Appropriation - 2002	-	-	276	48,571
	-	-	13,185	48,571
Total	6,660,514	8,486,604	516,393	666,033

All amounts in thousands of reais unless otherwise indicated

16.3. Power sold for six-month periods ended June 30

	MWh (*)		R$	
	2003	2002	2003	2002
Supply				
Industrial	1,183,844	942,952	98,222	67,644
Rate adjustment	-	-	(7,022)	-
	1,183,844	942,952	91,200	67,644
Supply				
Contracts				
ELETROPAULO	4,298,043	5,695,372	255,739	312,670
BANDEIRANTE	1,136,623	1,519,371	72,395	85,419
CPFL	2,479,405	3,257,798	160,324	177,273
ELEKTRO	2,144,771	2,888,458	111,128	135,404
PIRATININGA	1,132,994	1,456,747	71,947	82,063
Other	562,117	679,241	31,079	39,584
	11,753,953	15,496,987	702,612	832,413
Wholesale Energy Market (MAE)				
Reversal (partial) spot market energy - 2000/2001	-	-	(30,384)	(490)
Spot market energy - 2002	-	-	100,184	145,429
Spot market energy - 2003	-	-	23,495	-
	-	-	93,295	144,939
Independent generators				
Appropriation - 2001	-	-	12,909	-
Appropriation - 2002	-	-	276	48,571
	-	-	13,185	48,571
Total	12,937,797	16,439,939	900,292	1,093,567

As from 2003, 25% of the power related to the initial agreements with the distributors started to be released. This power has been sold within MAE, while Management tries to close contracts with major potential consumers.

16.4. Power purchased and use of electrical network for quarters ended June 30

	MWh (*)		R$	
	2003	2002	2003	2002
Resale				
ITAIPU (1)				
Contract	101,601	99,001	8,938	8,908
Transmission	-	-	370	326
Surplus energy	-	9,910	-	23
	101,601	108,911	9,308	9,257
Wholesale Energy Market (MAE)				
Spot market energy - 2000/2001	-	-	16,412	1,020
Reversal spot market energy - 2000/2001	-	-	-	(678)
Spot market energy - 2002	-	-	-	64,399
Reversal spot market energy - 2002	-	-	(24,452)	-
	-	-	(8,040)	64,741
Independent generators				
Appropriation - 2001	-	-	13,945	-
Appropriation - 2002	-	-	491	58,227
	-	-	14,436	58,227
Electric network use (2)				
CTEEP (Connection)	-	-	4,287	3,916
Basic network Básica	-	-	5,953	4,281
	-	-	10,240	8,197

All amounts in thousands of reais unless otherwise indicated

16.5. Power purchased and use of electrical network for six-month periods ended June 30

	MWh (*)		R$	
	2003	2002	2003	2002
Resale				
ITAIPU (1)				
Contract	202,085	196,073	19,760	16,975
Transmission	-	-	741	656
Surplus energy	-	14,897	-	29
	202,085	210,970	20,501	17,660
Spot market energy				
Other	-	-	-	131
Wholesale Energy Market - MAE				
Spot market energy - 2000/2001	-	-	16,412	1,020
Reversal spot market energy - 2000/2001	-	-	-	(678)
Spot market energy - 2002	-	-	-	64,399
Reversal spot market energy - 2002	-	-	(24,452)	-
	-	-	(8,040)	64,741
Independent generators				
Appropriation - 2001	-	-	13,945	-
Appropriation - 2202	-	-	491	58,227
	-	-	14,436	58,227
Electric network use (2)				
CTEEP (Connection)	-	-	8,575	7,833
Basic network	-	-	15,871	8,440
	-	-	24,446	16,273

(*) Not reviewed by independent auditors.

The amounts of power purchases and sales are linked to:

(1) ITAIPU

a) Contracts and transmission: energy from Itaipu equivalent to 58 MW, on average, to meet the needs of small distributors served by CESP.

b) Surplus energy: determined based on quantities effectively measured and allocated based on established quotas.

(2) Use of electrical network

Charges for connection and basic network: based on amounts established by ANEEL Resolutions 358 and 359/02.

All amounts in thousands of reais unless otherwise indicated

17. RESULTS OF POWER SUPPLY (GROSS RESULT)

17.1. For quarters ended June 30

	2003	2002
OPERATING REVENUE		
Power supply	47,163	36,821
Power delivery	371,284	435,702
Spot market energy	84,761	144,939
Power from independent generators	13,185	48,571
Other revenues	108	74
	516,501	666,107
DEDUCTIONS		
Quota of Global Reserve for Reversion (RGR)	(9,504)	(16,314)
Emergency capacity charges	(3,636)	(2,895)
ICMS on power delivery	(9,338)	(6,628)
COFINS on operating revenue	(15,495)	(19,983)
PIS on operating revenue	(8,522)	(4,330)
	(46,495)	(50,150)
NET OPERATING REVENUE	470,006	615,957
OPERATING COSTS		
Personnel	(21,964)	(21,079)
Supplies	(1,250)	(2,613)
Third-party services	(8,193)	(10,370)
Financial compensation for the use of water resources	(24,094)	(22,084)
Quota of the fuel consumption account - CCC	(4,039)	(3,104)
Power purchased for resale	(9,308)	(9,257)
Spot market energy - MAE - reversal/(appropriation)	8,040	(64,741)
Power from independent generators	(14,436)	(58,227)
Charges for the use of electrical network	(10,240)	(8,197)
Depreciation	(114,389)	(107,998)
Other expenses	(23,843)	(28,034)
	(223,716)	(335,704)
OPERATING RESULT	246,290	280,253

All amounts in thousands of reais unless otherwise indicated

17.2. Six-month periods ended June 30

	2003	2002
OPERATING REVENUE		
Power supply	91,200	67,644
Power delivery	702,612	832,413
Spot market energy	93,295	144,939
Power from independent generators	13,185	48,571
Other revenues	204	129
	900,496	1,093,696
DEDUCTIONS		
Quota of Global Reserve for Reversion (RGR)	(19,008)	(26,958)
Emergency capacity charges	(7,091)	(3,858)
ICMS on power supply	(17,259)	(12,163)
COFINS on operating revenues	(27,015)	(32,829)
PIS on operating revenues	(14,858)	(7,113)
	(85,231)	(82,921)
NET OPERATING REVENUES	815,265	1,010,775
OPERATING COSTS		
Personnel	(41,929)	(40,453)
Supplies	(2,327)	(4,833)
Third-party services	(15,835)	(19,379)
Financial compensation for the use of water resources	(47,493)	(38,520)
Quota of fuel consumption account (CCC)	(7,765)	(7,011)
Power purchased for resale	(20,501)	(17,791)
Spot market energy - MAE - reversal/(appropriation)	8,040	(64,741)
Power from independent generators	(14,436)	(58,227)
Charges for the use of the electric network	(24,446)	(16,273)
Depreciation	(228,778)	(216,287)
Other expenses	(22,848)	(35,256)
	(418,318)	(518,771)
OPERATING RESULT	396,947	492,004

All amounts in thousands of reais unless otherwise indicated

18. FINANCIAL REVENUES AND EXPENSES/MONETARY RESTATEMENTS AND FOREIGN EXCHANGE VARIATION, NET

18.1. Quarters ended June 30

	2003	2002
Income		
Financial investment income	198	-
Adjustment of credit with related parties	7,521	23,992
Adjustment of EMURB agreement	3,881	-
Adjustment of power from independent generators	14,148	19,610
Arrears charges on power accounts	2,274	7,312
Interest on own capital and dividends	246	-
Other	18	525
	28,286	51,439
Expenses		
Debt charges		
Foreign currency	(147,509)	(165,450)
Local currency	(24,350)	(26,016)
	(171,859)	(191,466)
Other		
Charges on taxes and social contributions	(13,961)	(22,633)
ELETROBRÁS contract	(3,539)	(3,447)
Adjustment power from indep.generators/reimbursement agreement	(1,701)	(21,958)
CPMF	(2,359)	(4,592)
COFINS on financial income	(2,500)	(2,987)
PIS on financial income	(1,376)	(647)
Tax on financial transactions	(684)	(1,261)
Other	(5,152)	(4,294)
	(31,272)	(61,819)
	(174,845)	(201,846)
Monetary and exchange variation, net		
Foreign currency	1,262,089	(1,542,843)
Local currency	(96,076)	(47,360)
	1,166,013	(1,590,203)

All amounts in thousands of reais unless otherwise indicated

18.2. Six-month periods ended June 30

	2003	2002
Income		
Financial investment income	4,724	22
Adjustment of credits with related parties	57,309	34,814
Adjustment of EMURB agreement	24,854	-
Adjustment of power from independent generators	26,739	36,225
Arrears charges on power accounts	2,274	10,974
Interest on own capital and dividends	246	1.068
Other	313	1.128
	116,459	84,231
Expenses		
Debt charges		
Foreign currency	(317,113)	(271,299)
Local currency	(41,877)	(37,403)
	(358,990)	(308,702)
Other		
Charges on taxes and social contribution	(31,550)	(42,066)
ELETROBRÁS contract	(7,183)	(6,640)
Adjustm. power from indep.generators/reimbursement agreement	(3,325)	(40,350)
CPMF	(5,223)	(6,279)
COFINS on financial income	(5,566)	(11,619)
PIS on financial income	(3,062)	(2,517)
Tax on financial transactions	(684)	(1.926)
Other	(4,340)	(4,491)
	(60,933)	(115,888)
	(303,464)	(340,359)
Monetary and exchange variation, net		
Foreign currency	1,703,820	(1,540,352)
Local currency	(198,488)	(77,566)
	1,505,332	(1,617,918)

All amounts in thousands of reais unless otherwise indicated

19. FINANCIAL INSTRUMENTS

In compliance with the provisions of CVM Instruction No. 235/95, the Company has evaluated its assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates referred to do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

19.1. Valuation of financial instruments

The main financial instruments of the Company as of June 30, 2003 are described as follows, in addition to the criteria for their valuation/assessment:

a. **Cash and banks** - Comprise cash, banks and financial investments. The market value of these assets does not differ from the amounts shown.

b. **Receivables and accounts payable - energy** - These receivables and payables basically arise from transactions made within MAE, and were recorded and valued based on information available, considering the prices prevailing in MAE for the years of 2000, 2001, 2002 and 2003. CESP recorded the final numbers presented by ANEEL, which will be liquidated in July 2003 (Notes 4, 16.2 and 16.4)

c. **Investments** - Investments related to shares of publicly-traded companies are stated at cost; if the cost was higher than the market value of these shares on stock exchanges, an allowance for reduction to market value was recognized. The market value of other investments approximates book values.

d. **Debentures** - The Company has settled seven out of the nine debenture series issued. These securities are traded on the over-the-counter market, and are valued in accordance with the criteria established upon their issuance, based on the characteristics set forth in Note 18.1 to the financial statements for 2002 and Note 10.1 to this quarterly information.

e. **Electric Energy Term Certificates - CTEE's** - Securities issued by CESP, equivalent on the issue date to a unit amount of one megawatt/hour at the B-3 energy rate for a power distributor. The B-3 energy rate is applicable to captive consumers and is regulated by ANEEL for each power distribution utility which is subject to control and inspection of the corresponding authority.

   CTEEs are traded over-the-counter and offer two options for redemption, based on the greater between: (1) remuneration based on defined financial indices (Note 18.1 to the financial statements for 2002 and Note 10.1 to the quarterly information) or (2) B-3 rate increases. These securities can also be redeemed in payment of electricity bills to the distributor which, in turn, uses them to pay its bills to CESP.

   The Company has liquidated five out of the eight tranches issued; redemption through the offset of energy bills has not yet occurred.

All amounts in thousands of reais unless otherwise indicated

f. **Foreign exchange risk** - The indebtedness of the Company reduced during this quarter because of the market risk given the exchange rate (U.S. dollar). At June 30, 2003, the balances of loans, financing, debentures and CTEE's amounted to R$ 10,139,150, of which R$ 7,899,382 refer to foreign currency funding (Note 10.1).

The Company had no derivative financial instrument transactions at the date of the quartely information.

20. SUBSEQUENT EVENTS

a) Loan from BNDES

As part of the Rationing Program in effect up to February 28, 2002, CESP signed a contract with the National Bank for Economic and Social Development (BNDES) on July 1, 2003, for R$ 120,767, to be repaid over 55 months.

The related resources were fully applied to settle the 2nd installment (50%) of spot market energy (credits and debits) and power from independent generators (credits), as presented in the table in Note 4.

b) Debentures - 10th issue

On June 30, 2003, an auction was held for the placement of the 10th issue of simple debentures, in the amount of R$ 350 million. Since the debentures were not sold, the Company will utilize them to pay its commitments with suppliers.

The securities are intended for subscription with credits from Company suppliers, services and subcontractors.

c) Negotiation of State credits with BNDES

On July 2, 2003, CESP entered into an agreement with BNDES to transfer existing credit rights not yet due to the São Paulo State Government, from February 2005 to November 2010 (Note 5), in the amount of R$ 511 million, or R$ 376 million at to present value on the agreement date; the corresponding discount will be recorded in the result of operations in July 2003.

As a result of this transaction, CESP settled several principal and interest liabilities on debts to financial institutions of the National Treasury, a portion past due as of June 30, 2003 and the remaining due up to October 2003.

d) Exchange variation impact

Due to the market uncertainties, in July 2003, the US dollar exchange rate and the Stock Exchange experienced significant fluctuations. The Brazilian Real devalued in relation to the US dollar by approximately 3.26%, negatively impacting CESP's results of July 2003 by approximately R$230 million, and increasing loans and financing.